UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 19, 2018

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective Date of the Plan

As previously disclosed, on November 12, 2017, Pacific Drilling S.A. (the “Company”) and certain of its subsidiaries (collectively with the Company, the “Initial Debtors”) filed voluntary petitions for relief (the “Bankruptcy Cases”) under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), jointly administered under the caption In re Pacific Drilling S.A., et al., Case No. 17-13193 (MEW).

Also as previously disclosed, on October 29, 2018, the Initial Debtors other than Pacific Drilling VIII Limited and Pacific Drilling Services, Inc. (collectively, the “Debtors”) filed the Fourth Amended Joint Plan of Reorganization. On November 2, 2018, the Bankruptcy Court issued a written order (the “Confirmation Order”) approving the Debtors’ Modified Fourth Amended Joint Plan of Reorganization (the “Plan”).

On November 19, 2018 (the “Plan Effective Date”), the Plan became effective pursuant to its terms and the Debtors emerged from the Bankruptcy Cases. As further described herein, pursuant to the Plan, the following principle transactions and events occurred on the Plan Effective Date (unless otherwise indicated, all capitalized terms used but not otherwise defined herein have the meanings set forth in the Plan):

•

Completion of $500.0 million Offerings of Common Shares. The Company issued common shares in connection with the completion of its $460.0 million equity rights offering and $40.0 million private placement.

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Issuance of Common Shares to Equitize Undersecured Claims and in Payment of Equity Commitment Fee. The Company issued common shares to holders of its Allowed Term Loan B Claims, Allowed 2017 Notes Claims and Allowed 2020 Notes Claims, and such claims were extinguished. The Company also issued common shares in payment of the Equity Commitment Fee.

•

Assumption of the $750.0 million First Lien Notes and $273.6 million Second Lien PIK Notes; Release of Escrowed Proceeds to the Company. Pacific Drilling First Lien Escrow Issuer Limited and Pacific Drilling Second Lien Escrow Issuer Limited merged into the Company; the Company assumed all of the obligations of such issuers under the 8.375% First Lien Notes due 2023 (the “First Lien Notes”) and 11.000% / 12.000% Second Lien PIK Notes due 2024 (the “Second Lien PIK Notes” and together with the First Lien Notes, the “Notes”) and executed supplemental indentures in connection therewith; certain subsidiaries of the Company guaranteed the Notes as required pursuant to the indentures for the Notes and executed supplemental indentures in connection therewith; the Company and guarantors executed documents providing collateral as required pursuant to the indentures for the Notes; and the net proceeds of the issuance of the Notes were released to the Company.

•

Repayment of RCF, SSCF and DIP Financing. The Company paid all obligations owed under its pre-petition revolving credit facility and senior secured credit facility, and under its post-petition debtor-in-possession financing.

•	Completion of Reverse Stock Split. Prior to the issuance of the shares described above, the Company effected a 1-for-10,000 reverse stock split.

•

Amendment of Articles of Association. The Company’s Articles of Association were amended to, among other things, reflect the new capital structure and to establish a classified board of Class A Directors and Class B Directors.

•

Governance Agreement. The Company entered into a Governance Agreement with certain holders of its shares, which provides for, among other things, director nomination and board observer rights of the parties, as well as an agreement to increase the Company’s share capital at the request of certain parties.

•

Resignation of Directors and Election of New Directors. All of the Company’s directors prior to our emergence from the Bankruptcy Cases resigned from the board of directors (the “Board”) and upon our emergence from the Bankruptcy Cases, W. Matt Ralls (Chairman), Bernie G. Wolford Jr. and David Weinstein joined the Board as Class A Directors and Daniel Han, Donald Platner, and Kiran Ramineni joined the Board as Class B Directors.

•	Appointment of Chief Executive Officer. Bernie G. Wolford Jr. was appointed Chief Executive Officer of the Company.

•

Registration Rights Agreement. The Company entered into a Registration Rights Agreement with certain holders of its shares, which grants such holders certain registration rights with respect to the Registrable Securities, as defined therein.

As a result of the issuance of common shares described above, the Company has issued and outstanding on the Plan Effective Date approximately 75.0 million common shares, and approximately 7.5 million shares are reserved for issuance pursuant to management incentive plans. Due to the reverse stock split and issuance of the new common shares under the Plan as described above, the Company’s common shares prior to the Company’s emergence from the Bankruptcy Cases were diluted such that they represent in the aggregate less than 0.003% of the Company’s outstanding common shares.

The Company believes that the principal holders of its common shares immediately following the issuance of shares on the Plan Effective Date are as follows (each as defined in the Governance Agreement):

Principal Stockholder	Post-Emergence Ownership (%)
Avenue Parties	24.94%
SVP Parties	24.91%
Abrams Parties	9.89%
Fidelity Parties	7.96%
Whitebox Parties	6.70%
Quantum Pacific (Gibraltar) Ltd.	5.12%
Highbridge Parties	2.73%

Total	82.24%

The Company’s two subsidiaries involved in the arbitration with Samsung Heavy Industries Co. Ltd. related to the Pacific Zonda, namely Pacific Drilling VIII Limited and Pacific Drilling Services, Inc. (collectively, the “Zonda Debtors”) are not Debtors under the Plan and intend to file a separate plan of reorganization.

Entry into a Material Definitive Agreement; Creation of a Direct Financial Obligation

Supplemental Indentures

As previously disclosed, pursuant to the Plan, Pacific Drilling First Lien Escrow Issuer Limited (the “First Lien Escrow Issuer”), a wholly owned subsidiary of the Company, entered into an indenture (the “First Lien Notes Indenture”), dated September 26, 2018, between the First Lien Escrow Issuer and Wilmington Trust, National Association, as trustee (the “Trustee”) and collateral agent, relating to the issuance by the First Lien Escrow Issuer of $750 million aggregate principal amount of 8.375% First Lien Notes due 2023. In addition,

Pacific Drilling Second Lien Escrow Issuer Limited (the “Second Lien Escrow Issuer”), a wholly owned subsidiary of the Company, entered into an indenture (the “Second Lien PIK Notes Indenture” and together with the First Lien Notes Indenture, the “Indentures”) between the Second Lien Escrow Issuer and the Trustee, as trustee and junior lien collateral agent, relating to the issuance by the Second Lien Escrow Issuer of approximately $273.6 million aggregate principal amount of 11.000% / 12.000% Second Lien PIK Notes due 2024.

On the Plan Effective Date, each of the First Lien Escrow Issuer and the Second Lien Escrow Issuer merged into the Company and the Company assumed all obligations of the First Lien Escrow Issuer and the Second Lien Escrow Issuer under the Indentures by executing first supplemental indentures thereto (the “First Supplemental Indentures”). Also on the Plan Effective Date, the Company’s subsidiaries (other than the Zonda Debtors, Pacific International Drilling West Africa Ltd. and certain immaterial subsidiaries) (the “Guarantors”) guaranteed the obligations under the Indentures by executing second supplemental indentures thereto (the “Second Supplemental Indentures” and together with the First Supplemental Indentures, the “Supplemental Indentures”), and the Company and the Guarantors executed documents providing collateral as required pursuant to the Indentures.

As a result of the foregoing, the First Lien Notes are jointly and severally and fully and unconditionally guaranteed on a senior secured basis by the Guarantors. The First Lien Notes are secured by first-priority liens on substantially all assets of the Company and the Guarantors (other than certain excluded property), including (i) vessels, (ii) books and records, (iii) certain deposit accounts and the amounts contained therein, (iv) assignments of proceeds of hull and machinery and loss of hire insurance, (v) assignments of earnings from drilling contracts, and (vi) equity interests owned by the Company and the Guarantors, in each case, subject to certain exceptions, including that such first-priority liens will be subject to payment priority in favor of future holders, if any, of certain superpriority first lien debt of up to $50.0 million. In addition, the Second Lien PIK Notes are jointly and severally and fully and unconditionally guaranteed on a senior secured basis by all of the Company’s subsidiaries that guarantee the Company’s First Lien Notes and are secured by second-priority liens on all of the assets of the Company and the guarantors that also serve as collateral for the Company’s First Lien Notes.

For a detailed description of the First Lien Notes and Second Lien PIK Notes, see our Form 6-K filed September 28, 2018 with the Securities and Exchange Commission (“SEC”).

Intercreditor Agreement

On the Plan Effective Date, the parties thereto entered into the Intercreditor Agreement, dated as of November 19, 2018, between Wilmington Trust, National Association, in its capacity as First Lien Collateral Agent, and Wilmington Trust, National Association, in its capacity as Junior Lien Collateral Agent, and acknowledged and agreed to by the Company and the Grantors named therein (the “Intercreditor Agreement”). The relationship between holders of First Lien Notes (and any future first lien debt), on the one hand, and Second Lien PIK Notes (and any future junior lien debt), on the other hand, are governed by the Intercreditor Agreement. Pursuant to the Intercreditor Agreement, the liens securing first lien debt are effectively senior in priority to the liens securing junior lien debt. If the Company incurs any future first lien debt, the relationship between holders of such debt and First Lien Notes will be governed by a collateral agency agreement. Such agreement will allow for payment priority in favor of holders of up to $50.0 million of future superpriority first lien debt.

Governance Agreement

On the Plan Effective Date, the Company entered into a Governance Agreement (the “Governance Agreement”) with certain holders of its shares, defined therein as the Avenue Parties, the SVP Parties, and the Other Lenders

(which consists of the Abrams Parties, the Fidelity Parties, the Highbridge Parties and the Whitebox Parties, each as defined in the Governance Agreement).

Nomination Provisions. Pursuant to the Governance Agreement, until the Nomination Termination Time, defined below, the Avenue Parties have the right to nominate one Class B Director, the SVP Parties have the right to nominate one Class B Director and the Other Lenders have the right to nominate one Class B Director. Each of such parties also has the right to fill a vacancy with respect to its Class B Director nominee.

The “Nomination Termination Time” means the first such time that it becomes known to the Company that any of (i) the Avenue Parties (collectively and in the aggregate with each other), (ii) the SVP Parties (collectively and in the aggregate with each other) or (iii) the Other Lenders (collectively and in the aggregate with each other), hold, beneficially or of record, and have the power to vote or direct the voting of, 10% or less (the “Ownership Threshold”) of the then issued and outstanding shares of the Company.

Board Observer Rights. The following parties (each, an “Observer Shareholder”) each have the right to designate a Board observer until the first such time that it becomes known to the Company that an Observer Shareholder (together with its Permitted Transferees as defined in the agreement) ceases to hold beneficially or of record, and have the power to vote or direct the voting of, at least such Observer Shareholder’s Original Percentage Threshold: the Abrams Parties, the Avenue Parties, the Fidelity Parties, the Highbridge Parties, the SVP Parties and the Whitebox Parties. “Original Percentage Threshold” means, with respect to any Observer Shareholder, the lesser of (a) five percent (5%) of the issued and outstanding shares of the Company or (b) fifty percent (50%) of the shares of the Company such Observer Shareholder together with its Permitted Transferees collectively held, beneficially or of record, and had the power to vote or direct the voting of, at the close of business on the date of the Governance Agreement.

Additional Share Capital Authorization. Each of the Company, the Avenue Parties and the SVP Parties has agreed with one another that it will take all necessary actions to cause the Articles of Association to be amended as promptly as practicable, following a request therefor by any of the Company, the Avenue Parties or the SVP Parties, to provide for the authority of the Board to increase the Company’s then current share capital once or more up to $1.0 million (represented by up to an aggregate of 100.0 million authorized shares) (such amount including the current share capital of the Company of $825,000) by the issue of new shares having the same rights as the existing shares, or without any such issue.

Waiver of Corporate Opportunity. The Governance Agreement contains a broad corporate opportunity waiver by the Company in favor of the shareholders party to the agreement and certain related persons as described in the agreement.

Confidential Information. The Class B Directors and Observers may, upon request of the party that designated them, share Company confidential information with the designating party, subject to the designating party entering into a confidentiality agreement with the Company.

Registration Rights Agreement

On the Plan Effective Date, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Quantum Pacific (Gibraltar) Limited (“QPGL”) and the shareholders party to the Governance Agreement, with respect to the Registrable Securities as defined in the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company will prepare a shelf registration statement, and include in it the Registrable Securities of each holder who requests inclusion therein of some or all of such holder’s Registrable Securities no later than five business days after the date that the Company furnishes or files with the SEC interim financial statements for the third quarter of fiscal 2018. The Company agreed to file the shelf registration statement with the SEC on or prior to the tenth business day following the date that the Company furnishes or files with the SEC interim financial statements for the third quarter of fiscal 2018. The shelf registration statement may be amended, among other things, under the circumstances specified in the Registration Rights Agreement, to register Registrable Securities that were not previously included in the shelf registration statement, and must be amended or replaced by an automatic shelf registration statement if and after the Company becomes eligible to use one. The Company will use its reasonable best efforts to cause the shelf registration statement to be declared effective as promptly as practicable and to keep it continuously effective. The Registration Rights Agreement also contains provisions permitting underwritten shelf resale transactions with an anticipated aggregate offering price to the public of at least $150.0 million.

In addition, the Registration Rights Agreement grants certain demand registration rights to parties beneficially owning at least 10% of the Company’s shares, provided that the anticipated aggregate offering price to the public is at least $150.0 million or at least 20% of the then-outstanding Registrable Securities (for the party exercising the demand registration right along with other holders entitled to have their shares registered along with the initiating holder). The Registration Rights Agreement also contains customary “piggyback” registration rights if the Company proposes to file a registration statement with respect to an offering of its shares.

The Registration Rights Agreement contains customary conditions, restrictions, suspension periods, blackout periods and ancillary requirements, and customary indemnification and contribution provisions. The Company will generally pay all registration expenses other than underwriting fees, discounts, commissions, transfer taxes or similar taxes or charges. Upon the Company becoming aware that it fails to qualify as a foreign private issuer on the last business day of a second fiscal quarter, the Company must so notify the holders no later than 10 business days thereafter. The Registration Rights Agreement terminates with respect to any holder when the holder ceases to hold Registrable Securities (except with respect to certain indemnification and information rights).

Director Indemnity Agreements

On the Plan Effective Date, the Company entered into indemnity agreements with each of the new directors. The indemnity agreements supplement the indemnification rights for the directors under the Company’s Articles of Association, and provide, among other things, for mandatory indemnification against liabilities and losses as well as mandatory advancement and reimbursement of expenses that may be incurred by the indemnitees in proceedings arising out of their service as directors to the fullest extent permitted by law.

Termination of a Material Definitive Agreement

Pre-Petition Debt and DIP Financing

On the Plan Effective Date, pursuant to the Plan, the Company’s pre-petition senior secured credit facility and revolving credit facility were paid in full. Accordingly, the following agreements were terminated:

•

the Amended and Restated Senior Secured Credit Facility Agreement, dated as of September 13, 2013, as amended, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders, agents and banks named therein; and

•

the Credit Agreement, dated as of June 3, 2013, as amended, among Pacific Drilling S.A., as Borrower, Various Lenders and Citibank, N.A., as Administrative Agent and Issuing Lender, Citigroup Global Markets Inc., Goldman Sachs Bank USA and Deutsche Bank Securities Inc., as Joint Lead Arrangers and Joint Bookrunners, Barclays Bank PLC, as Joint Bookrunners and Citigroup Global Markets Inc., as Syndication Agent.

On the Plan Effective Date, pursuant to the Plan, all outstanding obligations of the Company under the following debt instruments were cancelled:

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the Indenture, dated as of November 28, 2012, as amended, among Pacific Drilling V Limited, as issuer, the Company, as parent guarantor, each issuer subsidiary guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee and collateral agent, relating to the Company’s 7.250% senior secured notes due 2017 (“2017 Notes”);

•

the Indenture, dated as of June 3, 2013, as amended, among the Company, as issuer, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 5.375% senior secured notes due 2020 (“2020 Notes”); and

•

the Term Loan Agreement, dated as of June 3, 2013, among the Company, as borrower, and various lenders and financial agents, relating to the Company’s $750.0 million senior secured institutional term loan maturing 2018 (“Term Loan B”).

Holders of the Company’s 2017 Notes, 2020 Notes and Term Loan B were fully equitized in exchange for their claims and received most of the common shares issued under the Plan.

On the Plan Effective Date, the Debtors used the net proceeds of the issuance of the First Lien Notes and Second Lien PIK Notes to repay the outstanding indebtedness under the previously disclosed Debtor-in-Possession Term Loan Agreement contemporaneously with the Company’s emergence from the Bankruptcy Cases.

Unregistered Sales of Equity Securities

On the Plan Effective Date, pursuant to the Plan, the Company issued:

(1)	24,416,442 common shares (or, approximately 32.6% of the outstanding shares) to holders of the Company’s Term Loan B, 2017 Notes and 2020 Notes in exchange for their claims;

(2)

44,174,136 common shares (or, approximately 58.9% of the outstanding shares) to holders of Term Loan B notes, 2017 Notes and 2020 Notes who subscribed in the Company’s $460.0 million equity rights offering;

(3)	3,841,229 common shares (or, approximately 5.1% of the outstanding shares) to QPGL in a $40.0 million private placement; and

(4)

2,566,056 common shares (or approximately 3.4% of the outstanding shares) to members of an ad hoc group of holders of the Term Loan B notes, 2017 Notes and 2020 Notes in payment of their fee for backstopping the equity rights offering.

As a result of the issuance of common shares described above, the Company has issued and outstanding on the Plan Effective Date approximately 75.0 million common shares. In addition, approximately 7.5 million shares are reserved for issuance pursuant to management incentive plans. Due to the reverse stock split and the issuance of the new common shares under the Plan as described above, the Company’s common shares prior to the Company’s emergence from the Bankruptcy Cases were diluted such that they represent in the aggregate less than 0.003% of the Company’s outstanding common shares.

The issuance of common shares described in item (1) above was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 1145 of the Bankruptcy Code, which generally exempts from such registration requirements the issuance of securities under a plan of reorganization. The issuance of common shares in connection with the equity rights offering described in item (2) was exempt from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code or Section 4(a)(2) of the Securities Act, which exempts private placements of securities by the issuer when the offer and sale of such securities does not involve a public offering. The issuance of common shares in connection with the private placement described in item (3) above was exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act, which exempts certain offshore transactions involving a sale of stock to non-U.S. persons outside of the United States. The issuance of common shares in connection with the backstop fee described in item (4) above was exempt from registration pursuant to Section 4(a)(2) the Securities Act.

Material Modification to the Rights of Securities Holders

Reverse Stock Split

On November 19, 2018, by shareholder approval at an Extraordinary General Meeting of Shareholders, the Company effected, among other things, a 1-for-10,000 reverse stock split of its existing common shares (the “Reverse Stock Split”), pursuant to which the Company’s shareholders received one new common share for every 10,000 common shares they owned. In connection with the Reverse Stock Split, the Company’s common shares began trading on a split-adjusted basis as of the commencement of trading on November 19, 2018. No fractional shares were issued in connection with the Reverse Stock Split; instead, holders of fractional shares will be paid in cash for any fractional interests, which amount is not material in the aggregate.

Change in Share Capital

Also on November 19, 2018, at an Extraordinary General Meeting of Shareholders, the Company’s shareholders approved an increase in the Company’s share capital to $825,000, or 82.5 million shares, of which approximately 75.0 million shares were issued and are outstanding in connection with the Company’s emergence from the Bankruptcy Cases and the remaining authorized shares, or approximately 7.5 million shares, were issued to Pacific Drilling Administrators Limited, a wholly owned subsidiary of the Company, to hold in connection with potential future issuances under the Company’s management incentive program.

In addition to the foregoing, see the additional information herein regarding the amendments to our Articles of Association, the Governance Agreement and new share issuances.

Change in Control

As a result of the share issuances, change in the composition of the Board, amendments to the Articles and the Governance Agreement described elsewhere herein, a change in control of the Company occurred on the Plan Effective Date in connection with the Company’s emergence from the Bankruptcy Cases.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers

Departure of Directors

Pursuant to the Plan, as of the Plan Effective Date, all of the Company’s directors resigned from the Board, namely Messrs. Cyril Ducau, N. Scott Fine, Jeremy Asher, Antoine Bonnier, Laurence Charney, Sami Iskander, Matthew Samuels, and Robert Schwed.

Appointment of Directors

Pursuant to the Plan, as of the Plan Effective Date, W. Matt Ralls (Chairman), Bernie G. Wolford Jr. and David Weinstein joined the Board as Class A Directors, and Daniel Han, Donald Platner, and Kiran Ramineni joined the Board as Class B Directors. Certain biographical information regarding the new directors is summarized below.

W. Matt Ralls – age 69: Mr. Ralls served as President and Chief Executive Officer of the Rowan Companies from January 2009 to March 2013, as Chief Executive Officer to April 2014, as a director from 2009 and as Executive Chairman of the Board from April 2014 until his retirement from the company in April 2016. He served as Executive Vice President and Chief Operating Officer of GlobalSantaFe Corporation from June 2005 until November 2007 and as Senior Vice President and Chief Financial Officer of that company from 2001 to 2005. Mr. Ralls has held various other management and financial roles with other oil drilling and production companies. Mr. Ralls also serves as a director of Superior Energy Services (where he serves as Chairman of the Compensation Committee and a member of the Nominating and Corporate Governance Committee), Cabot Oil and Gas Corporation (where he serves as Chairman of the Corporate Governance and Nominating Committee and as a member of the Compensation Committee) and NCS Multistage Holdings, Inc. (where he serves on the Audit Committee and the Compensation, Nominating and Governance Committee).

Bernie G. Wolford Jr. – age 59: Mr. Wolford joined our Board and was appointed as our Chief Executive Officer upon our emergence from the Bankruptcy Cases. Prior to joining our Company, from February 3, 2012, Mr. Wolford served as Senior Vice President – Operations at Noble Corporation (“Noble”). He served as Vice President—Operational Excellence of Noble from March 2010 to February 2012. From January 2003 until March 2010, Mr. Wolford was self-employed. During that time, he provided consulting services to Noble as a contractor on the construction of the Noble Dave Beard from March 2009 to December 2009. Mr. Wolford is also a significant shareholder of Mass Technology Corporation, an independent service provider to the downstream refining and storage sector, and he supported the operations of that company from February 2007 to February 2009. Mr. Wolford began his career in the offshore drilling industry with Transworld Drilling in 1981, which was acquired by Noble in 1991. From 1981 through December 2002, he served in various roles in engineering, project management and operations with Transworld and Noble.

David Weinstein – age 59: Mr. Weinstein currently serves on the board of directors of TRU Taj Finance Inc., an operating subsidiary of Toys “R” Us Inc., and as Deputy Chairman of the Board of TORM plc. He has also served as Chairman of the Board of The Oneida Group Inc., from June 2015 through September 2018. From January 2017 through July 2018, Mr. Weinstein served in various executive leadership roles at Seadrill Limited, including as a director and as Chair of Seadrill’s Refinancing Committee. He also served as a director and as Chair of the Compensation Committee of Stone Energy Corporation from March 2017 through May 2018. Mr. Weinstein previously served in various executive leadership roles with Horizon Lines, Inc., from November 2011 until June 2015, including as a director and as Chairman of its board of directors. He has also served on a number of other boards and in executive leadership roles in various private and public companies within, among others, the oil and gas and chemical industries, including most recently, as a director of DeepOcean Group Holdings AS from June 2011 until January 2017. From September 2009 through August 2016, Mr. Weinstein served as Chairman of the Finance Committee and as a member of the Compensation Committee of Axiall Corporation. Previously, Mr. Weinstein served from March 2007 through August 2008 as Managing Director and Group Head, Debt Capital Markets – High Yield and Leverage Finance at Calyon Securities Inc., and from March 2000 through February 2002 as Managing Director and Head of High Yield Origination and Capital Markets at BNP Paribas. Previously, Mr. Weinstein was a Managing Director and Head of High Yield Capital Markets for BankBoston Securities and Chase Securities, Inc., and head of the Capital Markets Group in the High Yield Department at Lehman Brothers.

Daniel Han – age 40: Mr. Han has served as a Managing Director and Co-Head of the North American investment team of Strategic Value Partners LLC, which he joined in 2014. From 2002 to 2014, Mr. Han was with Wellspring Capital Management, most recently as a Principal and a member of Wellspring’s Investment Committee. From 2000 to 2002, Mr. Han was an Investment Banking Analyst in the Mergers and Acquisitions Group at J.P. Morgan. Mr. Han has served on the board of directors of several portfolio companies of Strategic Value Partners.

Donald Platner – age 34: Mr. Platner is an Investment Analyst at Abrams Capital, which he joined in 2013. Prior to joining Abrams Capital, he was at Goldman, Sachs & Co. from 2006 to 2013, where he was a vice president in the Americas Special Situations Group. At Goldman Sachs, he was responsible for investments in both the public and private markets, primarily in the energy and industrials sectors. He also serves as a director of Louis Berger Group (where he serves as Chairman of the Compensation Committee and a member of the Audit Committee). He previously served as a director of Opal Resources LLC.

Kiran Ramineni – age 38: Mr. Ramineni is a Vice President at Avenue Capital Group with a focus on energy and utility investments. Prior to joining the firm in 2014, he was a Senior Vice President of strategy and finance at U.S. Power Generating Company since 2007.

Appointment of Chief Executive Officer

Bernie G. Wolford Jr. was appointed Chief Executive Officer of the Company on the Plan Effective Date upon the Company’s emergence from the Bankruptcy Cases. Biographical information about Mr. Wolford appears above under the heading “Appointment of Directors.” Mr. Wolford succeeds Paul T. Reese, who served as Chief Executive Officer of the Company since August 2017.

On the Plan Effective Date, the Board approved, and the Company or an affiliate intends to enter into, an employment agreement with Mr. Wolford. Pursuant to the agreement, Mr. Wolford will remain employed until he resigns or his employment is terminated by the Company in accordance with the terms of the agreement. Under the employment agreement, Mr. Wolford will receive an annual base salary, an annual target bonus opportunity of a minimum of 100% of annual base salary, and will receive certain sign-on equity awards. The employment agreement includes a 12-month post-employment noncompetition covenant and a 24-month post-employment nonsolicitation covenant with respect to employees, contractors, customers and suppliers. Mr. Wolford’s employment agreement provides for severance payments and benefits if the Company terminates his employment other than for cause or he terminates his employment for good reason, as defined in the agreement, subject to Mr. Wolford’s execution and nonrevocation of a release of claims in favor of the Company, its subsidiaries and affiliates.

Amendments to Articles of Association

At an Extraordinary General Meeting of Shareholders on November 19, 2018, the Company’s shareholders approved amendments to the Company’s Articles of Association (as amended, the “Articles”). Pursuant to the Articles, from and after the Plan Effective Date until the occurrence of the Nomination Termination Time (as defined in the Governance Agreement described above), our board of directors will be divided into two classes, designated Class A (composed of four (4) directors) and Class B (composed of three (3) directors), with all Class A directors and Class B directors elected to terms of one (1) year in length; provided, that the initial term of office of the Class A directors following the Plan Effective Date will expire at the 2019 annual general meeting of the shareholders of the Company and the initial term of office of the Class B directors following the Plan Effective Date will expire at the 2020 annual general meeting of the shareholders of the Company. All directors, whether assigned to Class A or Class B, will be elected by the shareholders at the general meeting in accordance with law and will have one vote each at all meetings of the board of directors. From and after the Nomination Termination Time, the board of directors will cease to be classified and each director then in office previously designated as a Class A director or Class B director will remain in office as a director until his or her term expires or until his or her earlier death, resignation or removal by the shareholders.

Pursuant to the Articles, prior to the Nomination Termination Time, any two Class B directors acting in their capacities as such (a “Class B Majority”) have broad authority to act on the Company’s behalf in connection with any Acquisition Proposal or Acquisition, as such terms are defined in the Articles, including but not limited to the authority to solicit prospective Acquisition Proposals, to retain, at the Company’s expense, such consultants, legal counsel and other advisors as a Class B Majority may from time to time deem appropriate to assist the Class B directors in the performance of their duties with respect to Acquisition Proposals, and subject to the Shareholder Approval Condition and Termination Fee Limitation Condition described below, to execute and deliver on behalf of the Company definitive documentation providing for the consummation of an Acquisition (an “Acquisition Contract”).

In order for the Class B Majority to have the power to cause the Company to enter into any Acquisition Contract or otherwise consummate an Acquisition, the Acquisition Contract must provide by its terms that consummation of the Acquisition that is the subject thereof is conditioned upon either (i) the shareholder vote, under the conditions of quorum and vote, required by law or other provision of the Articles for such Acquisition or (ii) shareholder approval by the vote of a majority of the outstanding share capital, whichever voting standard in the foregoing clauses (i) or (ii) is higher (such condition, as applicable, a “Shareholder Approval Condition”). In addition the Acquisition Contract must not impose any obligations or penalties on the Company if the Shareholder Approval Condition is not obtained by the conclusion of the general meeting or extraordinary general meeting, as applicable, convened to vote on such Acquisition Contract or Acquisition other than reimbursement of the reasonable expenses incurred by the counterparty thereto (such condition, the “Termination Fee Limitation Condition”).

Results of Extraordinary General Meeting

On November 19, 2018, the Company held an Extraordinary General Meeting of Shareholders, at which the shareholders approved several matters necessary to implement the Plan, including the Reverse Stock Split, an increase in the Company’s share capital to $825,000, or 82.5 million shares, amendments to the Company’s Articles of Association, and the election of Messrs. Ralls, Han, Platner and Ramineni to serve on the Company’s post-emergence Board of Directors. After the Extraordinary General Meeting of Shareholders and following the effectiveness of the Plan, the post-emergence Board appointed Messrs. Wolford and Weinstein to fill vacancies on the Board.

Press Release

On the Plan Effective Date, the Company issued a press release announcing its emergence from the Bankruptcy Cases. A copy of the press release is filed as an Exhibit to, and incorporated by reference into, this Report on Form 6-K.

Other Information

The preceding descriptions of each of the Supplemental Indentures, Intercreditor Agreement, Governance Agreement, Registration Rights Agreement, Director Indemnity Agreements, and amendments to our Articles do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached as Exhibits to, and are incorporated by reference into, this Report on Form 6-K.

The information contained in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this Report on Form 6-K shall not be deemed an admission as to the materiality of any information herein.

Disclosure Regarding Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,” “plan,” “predict,” “project,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; and the potential impact of our completed Chapter 11 proceedings on our future operations and ability to finance our business.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plan; the effects of our completed Chapter 11 proceedings on our future operations; the outcome of pending litigation and arbitration matters; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Exhibits

The following exhibits are attached as part of this Report on Form 6-K, each of which is incorporated herein by reference:

Exhibit	Description

1.1	Coordinated Articles of Association of Pacific Drilling S.A., dated November 19, 2018.

2.1	Governance Agreement, dated as of November 19, 2018, by and among Pacific Drilling S.A. and certain shareholders party thereto.

2.2	Registration Rights Agreement, dated as of November 19, 2018, by and among the Company and the shareholders party thereto.

2.3	First Supplemental Indenture, dated November 19, 2018, between Pacific Drilling S.A. and Wilmington Trust, National Association as Trustee and Collateral Agent relating to the Company’s 8.375% First Lien Notes due 2023.

2.4	Second Supplemental Indenture, dated November 19, 2018 between Pacific Drilling S.A., the Guarantors named therein and Wilmington Trust, National Association as Trustee relating to the Company’s 8.375% First Lien Notes due 2023.

2.5	First Supplemental Indenture, dated November 19, 2018, between Pacific Drilling S.A. and Wilmington Trust, National Association as Trustee and Junior Lien Collateral Agent relating to the Company’s 11.000% / 12.000% Second Lien PIK Notes due 2024.

2.6	Second Supplemental Indenture, dated November 19, 2018, between Pacific Drilling S.A., the Guarantors named therein and Wilmington Trust, National Association as Trustee relating to the Company’s 11.000% / 12.000% Second Lien PIK Notes due 2024.

2.7	Intercreditor Agreement, dated as of November 19, 2018, between Wilmington Trust, National Association, in its capacity as First Lien Collateral Agent, and Wilmington Trust, National Association, in its capacity as Junior Lien Collateral Agent, and acknowledged and agreed to by the Company and the Grantors named therein.

99.1	Modified Fourth Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code [Docket No. 746], dated October 31, 2018 (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed on November 5, 2018).

99.2	Order Confirming the Debtors’ Modified Fourth Amended Joint Plan of Reorganization, as entered by the Bankruptcy Court on November 2, 2018 [Docket No. 746] (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed on November 5, 2018).

99.3	Press Release announcing the Company’s Emergence from Chapter 11 Proceedings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: November 20, 2018	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary